Exhibit 99.1

Additively Manufactured Electronics and Fabrica Product Lines

(Product Lines of Nano Dimension Ltd.)

Combined Abbreviated Financial Statements

December 31, 2025 and December 31, 2024

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of QTREX Quantum Ltd :

Opinion

We have audited the combined abbreviated financial statements of Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd. (the “Company”), which comprise the combined statements of assets acquired and liabilities assumed as of December 31, 2025 and 2024, and the related combined statements of revenues and direct expenses for the years then ended, and the related notes to the combined abbreviated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the assets acquired and liabilities assumed of the Company as of December 31, 2025 and 2024, and its revenues and direct expenses for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the financial statements have been prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Company’s financial position or results of operations. Our opinion is not modified with respect to this matter.

Going Concern- Emphasis of Matter

The accompanying abbreviated financial statements have been prepared assuming that the Acquired Operations will continue as a going concern. As discussed in Note 1(2) to the abbreviated financial statements, the Acquired Operations has suffered recurring losses from operations and is dependent on the acquiring company for continued financial support. These factors, among others raise substantial doubt about the Acquired Operation’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1(2). The abbreviated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional scepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO Member Firm
Tel-Aviv, Israel	Ziv Haft
May 27, 2026	Certified Public Accountants (Isr.)

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Statements of Revenues and Direct Expenses

(in thousands)

	Years Ended December 31,
	2025	2024
Revenues:
Sales of Products	$3,688	$4,251
Services	$1,833	$1,790
Total revenues	$5,521	$6,041
Direct expenses:
Cost of sales:
Sale of Products	$3,465	$3,588
Services	$982	$1,285
Total cost of sales	$4,447	$4,873
Research and development expenses	$9,589	$16,214
Sales and marketing expenses	$4,381	$8,290
General and administrative expenses	$4,279	$2,370
Finance expense (income)	$175	$(21)
Shortfall of revenues over direct expenses	$(17,350)	$(25,685)

The accompanying notes are an integral part of these combined abbreviated financial statements.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Statements of Assets Acquired and Liabilities Assumed

(in thousands)

		December 31,
	note	2025	2024
Assets Acquired
Current Assets:
Trade receivables		$40	$17
Inventory	3	$2,501	$4,543
Total current assets		$2,541	$4,560
Noncurrent Assets:
Property, Plant and Equipment net	4	$3,330	$3,868
Operating lease right of use assets	5	$1,494	$1,790
Total noncurrent assets		$4,824	$5,658
Total Assets Acquired		$7,365	$10,218

Liabilities Assumed
Current Liabilities:
Contract liabilities		$1,552	$1,614
Operating lease liability	5	$1,091	$891
Total current liabilities		$2,643	$2,505
Noncurrent Liabilities:
Operating lease liability	5	$546	$995
Total Noncurrent Liabilities		$546	$995
Total Liabilities Assumed		$3,189	3,500
Net Assets Acquired		$4,176	$6,718

The accompanying notes are an integral part of these combined abbreviated financial statements.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Notes to Abbreviated Financial Statements

(in thousands)

NOTE 1. OVERVIEW AND BASIS OF PRESENTATION

(1)	Background and Nature of Operations

Nano Dimension Ltd. (the “Seller” or “Nano Dimension”) is an Israeli resident company incorporated in Israel. Nano Dimension engages in industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science. These solutions are used for design-to-manufacturing of electronics and mechanical parts by advanced industrial customers.

On April 1, 2026, QTREX Quantum Ltd. (formerly: Inspira Technologies Oxy B.H.N. Ltd.) (the “Buyer” or “QTREX”) entered into an Asset Purchase Agreement (the “APA”) with Nano Dimension to acquire certain of the assets and assume certain liabilities related to the Seller’s Additively Manufactured Electronics (“AME”) and Fabrica businesses (collectively, the “Business”). The transaction closed on April 6, 2026 (the “Closing Date”).

Pursuant to the APA, the total potential consideration payable for the Business is up to $12,500 and consists of: (i) a cash payment of $2,000, payable at closing; and (ii) potential contingent consideration of up to $10,500 (the “Contingent Consideration”), which is based on net cash proceeds collected during the 12-months period following Closing Date (the “Contingent Consideration Period”). The Contingent Consideration will consist of: (i) 50% of net cash proceeds collected as part of the Business, up to a maximum amount of $4,000; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500.

The acquired assets related to two lines of 3D printers business that develop, manufact and commercialize its products: (i) AME inkjet printers known as DragonFly IV that produce printed circuit boards (“PCBs”) and electronic devices by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components, and (ii) Micro Additive Manufacturing (Micro-AM) Digital Light Processing printers known as Fabrica 2.0 that achieve production-grade micron-level resolution polymer and composite parts.

(2)	Basis of Presentation of Abbreviated Financial Statements

The accompanying Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed, and the related Abbreviated Statement of Revenues and Direct Expenses (collectively, the “Combined Abbreviated Financial Statements”) have been prepared for the purpose of complying with Rule 3-05(e) “Financial statements of businesses acquired or to be acquired” of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”) for inclusion in the Buyer’s filings with the SEC. The Combined Abbreviated Financial Statements of the Business have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

It is impracticable to prepare complete financial statements related to the Business as it was not a separate legal entity of Nano Dimension and never operated as a stand-alone business, division or subsidiary. The activity was distributed and executed by four sister subsidiaries within the Nano Dimension’s group. Nano Dimension has never prepared full stand-alone or full carve-out financial statements for the Business and has never maintained distinct and separate accounts necessary to prepare such financial statements. These Combined Abbreviated Financial Statements are not intended to be a complete presentation of the Business’s financial position or results of operations. The Combined Abbreviated Financial Statements have been derived from the historical accounting records of the Seller and include only the assets, liabilities, revenues, and direct expenses specifically attributable to the Business.

These Combined Abbreviated Financial Statements were prepared to present the purchased assets and the liabilities assumed pursuant to the APA and the revenues and certain expenses related to the Business acquired, including cost of sales, general and administrative expenses, sales and marketing expenses, research and development expenses, and equity-based compensation attributable to research and development personnel. Certain assets and liabilities of the Business were not sold per the terms of the APA, and therefore, are not included in the Statements of Assets Acquired and Liabilities Assumed including, but not limited to, certain trade receivables.

In instances where customer contracts included performance obligations from both the Business and other product lines of Nano Dimension, the total transaction price was allocated based on the relative stand-alone selling prices determined by the Seller. The accompanying Combined Abbreviated Statement of Revenues and Direct Expenses includes only the revenue allocated to the performance obligations of the Business.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Notes to Abbreviated Financial Statements

(in thousands)

The Combined Abbreviated Financial Statements do not include certain overhead expenses, and corporate costs that were not separately allocated to the AME and Fabrica businesses in the Seller’s historical accounting records, and management believes any such allocation would not be a reliable estimate of what these costs would have been had the Business been operated historically as a stand-alone entity. In addition, all foreign exchange differences recorded in the Seller’s accounting books were eliminated since they are derived from Seller’s investments that have not been assumed.

These abbreviated financial statements have been prepared assuming the Acquired Operations will continue as a going concern. For the year ended December 31, 2025 and 2024, the Acquired Operations incurred a Shortfall of revenues over direct expenses of $17,350  and $25,685. These factors, among others, raise substantial doubt about the Acquired Operations’ ability to continue as a going concern within one year after the date these financial statements are issued.

Management plans to raise additional capital to fund this operation. The abbreviated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the related disclosures at the date of the Financial Statements. Actual results could differ from those estimates. These Financial Statements include allocations and estimates that are not necessarily indicative either of the costs and assets that would have resulted if the Business had operated as a separate business, or of the future results of the Business.

Inventory

Inventory is stated at the lower of cost or net realizable value. Finished Good’s cost is based on a standard costing system which approximates the cost on a first-in, first-out method. The costs include materials, labor, and manufacturing overhead that relate to the acquisition of raw materials and production into finished goods. Raw materials are measured using the weighted-average cost method. The net realizable value considers the ability to utilize or sell the inventory in the normal course of business as well as the estimated selling price and costs of completion and sale. Inventory on hand, product development plans, and sales forecasts are regularly reviewed to identify carrying values in excess of net realizable value. The Business reviews inventory for excess and obsolescence and records a provision to write down inventory to its net realizable value when carrying value is in excess of this value.

Property, Plant and Equipment

Property, plant and equipment, net are carried at cost, including directly attributed acquisition costs, less accumulated depreciation and losses from accrued decrease in value, and are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. The product line generally depreciates the cost of its property, plant and equipment using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated useful life
Machinery, equipment and vehicles	4 to 14 years
Computer hardware and software	3 to 10 years
Furniture and fixtures	3 to 14 years
Leasehold improvements	shorter of the estimated useful life of the asset or the remaining lease term

Revenue Recognition

The Business recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Business expects to be entitled to in exchange for those goods or services.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Notes to the Combined Abbreviated Financial Statements

(in thousands)

At contract inception, the Business identifies performance obligations, which may include the delivery of printers, ink and other consumables, and support services. Revenue is allocated to each performance obligation based on its relative standalone selling price (SSP) of the goods or services of each performance obligation. If a SSP is not directly observable, the Company allocates the transaction price to the identified performance obligations based on the residual approach, revenue for the printer hardware is determined using the residual method, whereby the total transaction price is allocated first to all other performance obligations based on their SSPs, with any remaining transaction price allocated to the printer. Revenue from the sale of printers, ink, and other consumables is recognized at a point in time when control transfers to the customer. Revenue from support services is recognized rateably over the service period. Any discounts provided to customers were accounted as deduction from revenues.

Substantially all of the Business’s hardware products are covered by a standard assurance warranty of one year. In the event of a failure of a product covered by this warranty, the Business may repair or replace the product, at its option.

Research and Development Expenses

Research and development costs, which consist primarily of salaries, share-based compensation expense, materials consumption and costs associated with subcontracting certain Business-related development efforts, are expensed as incurred.

Government Grants and Intellectual Property Licensing Arrangements

A.	Grants from the Israeli Innovation Authority

The Business receives royalty-bearing grants from the Israeli Innovation Authority (“IIA”) for approved research and development projects. These grants are recognized when the Business is entitled to receive them based on costs incurred or milestones achieved, in accordance with the relevant grant agreements. The grant income is recorded as a deduction from research and development expenses in the Combined Abbreviated Statement of Revenues and Direct Expenses.

In return for the grants, the Business is obligated to pay royalties to the IIA on future sales of the products developed with the grant funding. A liability for these royalties is recognized when the underlying sales occur. Royalty expenses are classified as a component of cost of sales.

The Business does not recognize a liability for royalties until the event underlying the liability actually probable and reasonably and therefore the financial statements do not include a liability to IIA.

During the years ended December 31, 2025, and 2024, the Business made royalty payments of $165 and $180, respectively, which are included within cost of sales.

As of December 31, 2025, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $2,680 includes SOFR interest and after deduction of the royalties payment.

B.	Intellectual Property Licensing Arrangements

The research and development activities of the Business were partially based on an exclusive license granted to the Business to use patent-protected technology and/or applications for the registration of patents developed by the Business.

The rights to these patents originally belonged to Yissum Technology Transfer, the research development Company of The Hebrew University of Jerusalem (hereinafter, “Yissum”). Under the license agreement between Yissum and the Business, as amended, Yissum granted an exclusive license to the Business for the global development, use, manufacture and commercialization of products that are based on the patents.

The Business is required to pay royalties based on net sales, a percentage of sublicense income, and a fixed annual maintenance fee, which may be credited against royalties. The license is exclusive within a defined field and is subject to performance conditions, under which exclusivity may be limited. Payments under the agreement are recognized as cost of revenues as the related sales occur.

During the years ended December 31, 2025, and 2024, the Business was not required to paid royalties due to sufficient credits against the annual maintenance fee.

Leases

Arrangements meeting the definition of a lease are classified as operating and are recorded on the Statements of Assets Acquired and Liabilities Assumed as both a lease right-of-use asset and lease right-of-use liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Nano Dimension’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term.

For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease payments that depend on an index are measured using the index at the commencement date. Subsequent changes to the index or rate during the lease term are accounted for as variable payments which are recorded when incurred.

In calculating the lease right-of-use asset and the lease liability, the Business elects to combine lease and non-lease components. The Business has the option to extend some of its lease agreements. In measuring the lease right-of-use asset and the lease liability, the Business only takes into account options to extend when it is reasonably certain that such options to extend will be exercised.

The Business does not have any leases classified as finance leases. The right-of-use asset and lease liability included in this Combined Abbreviated Financial Statements are those assumed as part of the acquisition.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Notes to the Combined Abbreviated Financial Statements

(in thousands)

NOTE 3. INVENTORY

The following table summarizes the inventory of the Business:

	December 31,
	2025	2024
Raw materials	$868	$1,453
Work in progress	$135	$193
Finished Goods	$1,498	$2,897
Total inventory	$2,501	$4,543

During the years ended December 31, 2025 and 2024, the Business recognized an inventory write-downs of $1,656 and $1,491 respectively, which has been included in cost of sales.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the property, plant and equipment of the Business:

	December 31,
	2025	2024
Machinery and equipment	$2,984	$2,892
Computers	$431	$397
Office furniture and equipment	$267	$267
Leasehold improvements	$1,482	$1,461
Property plant and equipment, cost	5,164	5,017
Accumulated Depreciation	$(1,834)	$(1,149)
Property plant and equipment, net	$3,330	$3,868

Depreciation expense for the years ended December 31, 2025, and 2024, was $684 and $677, respectively.

NOTE 5. Leases

The Business leases offices in Ness-Ziona, Israel for a contractual period of up to five years under a few different contracts for different floors used for offices, labs and manufacturing facilities. The lease payments in the Business’s leases in Israel are linked to the local consumer price indexes known on the lease’s date of inception.

In August 2025, the Business entered into an amendment to one of its lease agreements, extending the lease term through August 2027. This modification resulted in the remeasurement and recognition of an additional right-of-use asset and lease liability of $2,234.

Additively Manufactured Electronics and Fabrica Product Lines of Nano Dimension Ltd.

Notes to the Combined Abbreviated Financial Statements

(in thousands)

Amounts reported in the Statements of Assets Acquired and Liabilities Assumed as of December 31, 2025 and 2024 were as follows:

	December 31,
	2025	2024
Non-Current Liability	$(546)	$(995)
Current Liability	$(1,091)	$(891)
Total Liability	$(1,637)	$(1,886)
Right of Use Assets	$1,494	$1,790

Amounts reported in the Statements of Revenues and Direct Expenses as of December 31, 2025 and 2024 were as follows:

	Years Ended December 31,
	2025	2024
Operating Lease Costs	$1,006	$934
Variable Lease Payments	$120	$144
Foreign Exchange – under Finance expense (income)	$175	$(21)

Maturities of lease liabilities as of December 31, 2025 are as follows:

Total
2026	$1,159
2027	$620
Total Undiscounted Lease Payments	$1,779
Less: Amount Representing Interest	$(142)
Total Lease Liability	$1,637

Additional lease information:

Weighted Average Annual Discount Rate (%)	14.28%
Weighted Average Remaining Lease Term (years)	1.26

NOTE 6. Subsequent Events

Subsequent events have been evaluated through May 27, 2026, the date the Combined Abbreviated Financial Statements were available for issuance.